UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-31902
CUSIP NUMBER 82967Y104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIRVA, Inc.
Full Name of Registrant

Former Name if Applicable

700 Oakmont Lane
Address of Principal Executive Office (Street and Number)

Westmont, Illinois 60559
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously announced on March 15, 2005, the audit committee of the board of directors of SIRVA, Inc. (“SIRVA”) has initiated a review of certain of the company’s financial reporting practices and related processes, and has engaged outside legal and financial advisors to assist in its review.  In addition, SIRVA’s board of directors has concluded that its previously issued financial statements for the fiscal years ended December 31, 2003, 2002 and 2001, as well as quarterly financial statements for the first three quarters of 2004 and quarterly financial information for the first three quarters of 2002 and 2003 should not be relied upon because of errors in those financial statements.  SIRVA is currently in the process of restating those previously issued financial statements.

SIRVA anticipates filing its 10-K promptly after the completion of the preparation and audit of its financial statements for the fourth quarter and full year ended December 31, 2004, the restatements, and the audit committee review.  SIRVA does not expect to be able to file its 10-K within the 15 day period provided under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ronald L. Milewski	(630)	570-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIRVA, Inc. expects to report significant changes in its results of operations during 2004 as compared to prior periods.  SIRVA has not finalized its financial statements for the quarter and full year ended December 31, 2004 or the restatements described in Part III above, and its independent registered public accounting firm has not completed the audit of the restatements or SIRVA’s financial statements for the fourth quarter and full year ended December 31, 2004.

SIRVA currently expects to incur approximately $11 million of pre-tax charges related to current events or changes in estimates that will be recorded in operating results for the quarter ended December 31, 2004, and are summarized as follows:

•      $4 million related to SIRVA’s decision to increase the loss reserves in its insurance business.

•      $3 million of fees associated with the expansion of the securitization facility for SIRVA’s relocation-related receivables.

•      $2 million write-off of a European receivable related to a previous asset sale due to an obligor bankruptcy.

•      $2 million for restructuring and other charges related to SIRVA’s European operations.

For further details, including an update on the status of SIRVA’s compliance with section 404 of the Sarbanes-Oxley Act, please refer to the Current Report on Form 8-K (Items 2.02, 4.02(a), 8.01 and 9.01) submitted by SIRVA to the SEC on March 16, 2005, which Current Report is incorporated herein by this reference.

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements.” You should not place undue reliance on these statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this notification, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some important factors include without limitation our ability to continue to compete successfully; changes in the market for our services; general economic conditions being less favorable than expected; global political conditions and the outbreak or escalation of war or hostilities or the occurrence of any terrorist attacks; our ability to grow our relocation services business; risks associated with the real estate industry, our reliance on, and our ability to attract, agents and owner/operators; changes in the regulatory environment, including antitrust, environmental and insurance laws and regulations, that could negatively affect the operation of our business; changes in Transguard’s A.M. Best rating or outlook; risks associated with operating in foreign countries; loss of our key executive officers; our ability to consummate and integrate potential acquisitions; changes in our accounting assumptions that regulatory agencies, including the Securities and Exchange Commission (SEC), may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; the outcome and costs associated with the audit committee review and the SEC inquiry, and the other factors described under the caption “Business – Investment Considerations” and other risks described in SIRVA’s 2003 Annual Report on Form 10-K and other reports submitted to the SEC from time to time.   All forward-looking statements speak only as of the date of this notification. We undertake no obligation beyond that required by law to update any forward-looking statements, whether as a result of new information, future events or otherwise.  All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this notification.

SIRVA, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ RALPH A. FORD

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).